FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    April 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Press Release dated April 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

April 23, 2009	Trading Symbol: BZO-TSXV

BRAZAURO RESOURCES: ELDORADO GOLD CORPORATION CONTINUES EXPLORATION AT TOCANTINZINHO

Houston, TX – Eldorado Gold Corporation has advised Brazauro that during the nine month period from August 2008 through the first quarter of 2009 it has expended C$5.1 million on Brazauro’s Tocantinzinho Project in Brazil for exploration, drilling, capital expenditures and other related matters. Under the terms of the Option/Joint Venture Agreement between Brazauro and Eldorado, before Eldorado may exercise its options to acquire up to a 75% interest in the Tocantinzinho Project, Eldorado must spend not less than C$9.5 million in qualified expenditures by July 28, 2010.

Mark E. Jones III, Chief Executive Officer of Brazauro in commenting on the expenditures to date stated, “We are encouraged by the rate at which Eldorado is conducting the expenditures on the project and by the nature and results of their efforts. As we announced March 2, 2009, the drilling results to that date have significantly upgraded the resource at Tocantinzinho and added additional ounces.”

Eldorado has the option to acquire a 60-per-cent interest in the Tocantinzinho project for C$40-million by committing to an expenditure of C$9.5-million over a two-year period, toward completing an NI 43-101 compliant feasibility study. Eldorado will have a second option to purchase an additional 10 per cent of the Tocantinzinho project for a further C$30-million once a construction decision has been made following the completion of a feasibility study. Eldorado will have a third option to purchase an additional 5 per cent of the Tocantinzinho project for a further C$20-million. If the feasibility study outlines between two and 2.5 million proven and probable ounces of gold, the price will be increased by C$5-million and if it outlines more than 2.5 million proven and probable ounces of gold, the price will be increased by C$10-million.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Certain statements contained in this press release constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this release, words like “anticipate”, “believe”, “estimate”, “expect”, “will”, “intend” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, achievements or position of the parties to be materially different from the estimated or anticipated future results, performance, achievements or position expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future results, performance, position or achievements. The risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies;; changes or disruptions in the securities markets; legislative, political or economic developments in the jurisdictions in which the companies carry on business; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs;  operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.

Brazauro disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.”